June 9, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549-4561

Re: Dankon Corporation
Registration Statement on Form S-1
Filed on April 30, 2025
File No. 333-286856

Ladies and Gentlemen:

We are submitting this letter on behalf of Dankon Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2025 relating to the Company’s Registration Statement on Form S-1 (File No. 333-286856) filed with the Commission on April 30, 2025 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Registration Statement on Form S-1

Cover Page

1.	Please check the box to indicate that you are an emerging growth company.

Response:

In response to the Staff’s comment, the Company has revised the cover page to check the box indicating that it is an emerging growth company.

2.	Please disclose that your Chief Executive Officer, Edgar Ulises Rodriguez Velazquez, controls 100% of the voting power of the company.

Response:

In response to the Staff’s comment, the Company has revised the information to include disclosure regarding Mr. Rodriguez's controlling interest.

We are controlled by Edgar Ulises Rodriguez Velazquez, our Chief Executive Officer and sole director, which holds more than 50% of the voting power of our Company (page 3).

3.	On the cover page you indicate that you are not a “shell Company” within the meaning of Rule 405 because you have more than nominal operations. However, you appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings. Alternatively, explain to us why you believe that your business operations are more than nominal.

Response:

Rule 405 defines a “shell company” as a registrant which has (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets. In adopting the definition of a shell company in SEC Release No. 33-8587 (the “Release”), the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company:

“We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier”.

Moreover, is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company. Based on the foregoing, we do not believe the Company is a “shell company” within the meaning of Rule 405, as its operations are more than nominal based on the following ongoing and substantive activities, as detailed in the Registration Statement. The Company is a development stage company pursuing an actual business. The Company is pursuing contracts with third-party developers. As demonstrated in our financial statements, the Company has incurred operating expenses since inception totaling $6,230 as of February 28, 2025. The Company is actively pursuing its defined business plan to commercialize its online platform.

The Offering, page 7

4.	You indicate that you plan to engage a market maker to file an application with FINRA for your common stock to trade on the OTC Bulletin Board (OTCBB). Please remove all references to the OTCBB as FINRA ceased operation of the OTCBB on November 8, 2021. See FINRA Regulatory Notice 21-38.

Response:

In response to the Staff’s comment, the Company has removed all references to the "OTC Bulletin Board" or "OTCBB" throughout the Registration Statement.

Risk Factors, page 8

5.	Please confirm to us that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure under “Where You Can Find More Information” on page 34.

Response:

The Company does not currently intend to file a Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), upon the effectiveness of the Registration Statement. As a result, the Company will not be a "fully reporting company" under the Exchange Act but will instead be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act.

In response to the Staff's comment, the Company has added a new risk factor to the "Risk Factors" section of the Registration Statement.

Prior to the effective date of this registration statement our common stock will not be registered under the exchange act; thus, we will not be a fully reporting company but only subject to the reporting obligations imposed by section 155(d) of the exchange act (page 17).

6.	We note that your sole officer and director appears to reside outside the United States. Please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments, and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Response:

The Company has added a new risk factor to the "Risk Factors" section of the Registration Statement.

It may be difficult for U.S. stockholders to effect service of process or enforce judgments against our sole officer and director, or to bring original actions in foreign courts to enforce liabilities based on U.S. federal securities laws, as our sole officer and director resides outside the United States (page 14).

Because our sole officer and director, Edgar Ulises Rodriguez Velazquez, has other interests..., page 8

7.	Your disclosure in the heading of this risk factor that Mr. Rodriguez has other interests is inconsistent with your disclosure elsewhere in the prospectus that Mr. Rodriguez's only occupation at the moment is managing the business processes of Dankon Corporation.

Response:

In response to the Staff's comment, the Company has carefully reviewed all relevant sections of the Registration Statement. The Company confirms that, as of the date of this filing, Mr. Rodriguez's primary and current occupation is indeed managing the business processes of the Company. To eliminate this inconsistency and ensure clarity, the Company has revised the heading of the risk factor to remove the potentially misleading phrase "has other interests."

Our sole officer and director, Edgar Ulises Rodriguez Velazquez, might have other interests that could limit the time he is able to devote to our business operations (page 9).

Our business is highly dependent on the reliability and functionality of our proprietary technology..., page 11

8.	Please clarify whether your technology utilizes intellectual property from a third-party and, if so, provide risk factor disclosure addressing potential IP risks associated with utilizing third-party IP within your platform.

Response:

The Company confirms that its proprietary technology, including its website and API, does not currently utilize any intellectual property from third parties, nor does it rely on licensed third-party software, libraries, or components that contain or are subject to intellectual property rights that could impose material restrictions or obligations on the Company.

Management's Discussion and Analysis or Plan of Operation, page 18

9.	Please expand your disclosure in this section to include a discussion about the company’s anticipated sources of revenue and how it expects to generate such revenue.

Response:

The Company has expanded the disclosure of the information.

Description of Business Company Overview, page 22

10.	Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise this section to clarify the status of your platform. In this regard, we note the statement that your "cutting-edge technology empowers both consumers and enterprise clients to streamline their content creation processes, saving time, improving efficiency, and enhancing overall campaign performance.” To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development.

Response:

The Company has revised the information.

Certain Relationships and Related Activities, page 29

11.	Please disclose the interest rate of the loan from Mr. Rodriguez. Refer to Item 404(d) of Regulation S-K.

Response:

The loan provided from Mr. Rodriguez under Loan Agreement dated November 11, 2024 bears no interest.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

To date, we have not prepared or enetred into any written communications to be used in reliance on Section 5(d) of the Securities Act.

Sincerely,

/s/ Edgar Ulises Rodriguez Velazquez

Chief Executive Officer (CEO)